12014940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48723

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips (469) 522-4309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Securities Corporation**, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President / Director

Title

Notary Public

AMI C. JONES
Notary Public, State of Texas
My Commission Expires
March 19, 2015

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
National Alliance Securities Corporation

We have audited the accompanying statement of financial condition of National Alliance Securities Corporation (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 27, 2012

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	672,186
Certificate of deposit		64,000
Receivable from clearing broker-dealer		776,173
Prepaid federal income tax		125,615
Debt securities		47,212,348
Trading deposit		9,619,000
Clearing deposit		250,000
Advance to related party		79,644
Property and equipment at cost, net of accumulated depreciation $32,353		116,793
Other assets		102,922
Deferred tax asset		640,000
TOTAL ASSETS	$	59,658,681
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	232,974
Accrued commissions payable		849,509
Profit sharing payable		374,000
Securities sold, not yet purchased		21,320,090
Securities sold under agreements to repurchase		16,066,530
Payable to clearing broker-dealer		9,718,592
Total Liabilities		48,561,695
Stockholders' Equity		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding		-
Common stock, $.01 par value, 25,000,000 shares authorized, 10,508,750 shares issued and outstanding		105,088
Additional paid-in capital		22,795,652
Accumulated deficit		(11,803,754)
Total Stockholders' Equity		11,096,986
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	59,658,681

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION

Statement of Income

Year Ended December 31, 2011

Revenue		
Trading profits, net of trading interest expense of $488,609	$	12,615,225
Securities commissions		92,914
Interest		4,190,223
Total Revenue		16,898,362
Expenses		
Administrative costs - related party		60,000
Clearing and execution costs		695,380
Communications		84,550
Compensation and related costs		10,687,527
Consultants		40,200
Depreciation		19,590
Dues and subscriptions		138,487
News and quotes		1,062,359
Meals and entertainment		46,423
Occupancy and equipment		265,368
Other expenses		176,465
Professional fees		95,153
Regulatory fees		95,040
Travel		70,008
Total Expenses		13,536,550
Net income before income taxes		3,361,812
Income taxes		717,283
NET INCOME	$	2,644,529

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2010	7,928,750	$ 79,288	$ 20,241,452	$ (12,094,175)	$ 8,226,565
Common stock issued	2,580,000	25,800	2,554,200	-	2,580,000
Net income	-	-	-	2,644,529	2,644,529
Dividends declared and paid on common stock	-	-	-	(2,354,108)	(2,354,108)
Balances at December 31, 2011	10,508,750	$ 105,088	$ 22,795,652	$ (11,803,754)	$ 11,096,986

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows From Operating Activities:	
Net income	$ 2,644,529
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on debt securities	154,042
Depreciation	19,590
Deferred income tax	(400,000)
Change in assets and liabilities	
Decrease in receivable from clearing broker-dealer	800,775
Increase in prepaid federal income tax	(125,615)
Decrease in debt securities	28,149,279
Increase in trading deposit	(2,018,121)
Increase in clearing deposit	(57,919)
Decrease in advance to related party	13,736
Increase in other assets	(66,338)
Increase in accounts payable and accrued expenses	57,838
Decrease in accrued payroll	(107,373)
Decrease in accrued commissions payable	(415,196)
Increase in profit sharing payable	12,286
Decrease in income tax payable	(78,903)
Decrease in securities sold, not yet purchased	(478,865)
Decrease in securities sold under agreements to repurchase	(2,027,547)
Decrease in payable to clearing broker-dealer	(25,642,866)
Net cash proveded by operating activities	433,332
Cash Flows From Investing Activities:	
Increase in certificate of deposit	(64,000)
Purchase of property and equipment	(85,329)
Net cash used in investing activities	(149,329)
Cash Flows From Financing Activities:	
Common stock issued	2,580,000
Common stock dividends paid	(2,354,108)
Net cash provided by financing activities	225,892
Net increase in cash and cash equivalents	509,895
Cash and cash equivalents at beginning of year	162,291
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 672,186
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 488,609
Income taxes:	
Federal	$ 1,276,905
State	44,896
	$ 1,321,801

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

National Alliance Securities Corporation (Company) was organized in June 2003, under the laws of the State of Nevada. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's operations consist primarily in trading of debt securities for its own account. Debt securities consist primarily of U.S. government, mortgage back, municipal government and corporate bonds. The Company also trades debt securities in the secondary wholesale market. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates pursuant to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds and highly liquid investments with an original maturity of three months or less that are not held for trading purposes are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 2. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Property and Equipment

Property and equipment consist of office furniture and equipment, and are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method based on estimated useful lives of five years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 2. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Securities Sold Under Agreements to Repurchase

Transactions involving debt securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financings and used to obtain financing for debt securities the Company owns. Repurchase agreements are recorded as liabilities at the contracted repurchase amounts. Interest on such contracted amounts is accrued and included in the repurchase liability.

Dividends to Shareholders

The Company records dividends to its shareholders on the declaration date.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur.

Soft Dollar

Soft dollar securities commissions and the related expenses are recorded on a trade date basis as the transactions occur. The related expenses consist of qualified research designated on behalf of the customer and paid by the Company.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of current and deferred taxes. Deferred taxes represent the future tax return benefits or consequences of the differences between financial and tax reporting. These differences will either be deductible or taxable when the assets and liabilities are covered or settled. Deferred taxes relate primarily to net operating loss carryforwards, net unrealized gain and depreciation differences.

The Company is subject to various state taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2011, open federal tax years include the tax years ended December 31, 2008 through December 31, 2010.

Note 2 - Fair Value of Financial Instruments

The Company has adopted authoritative fair valuation accounting standards which establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. These standards require additional disclosures about the various inputs and valuation techniques used to develop the measurements of fair value and a discussion in changes in valuation techniques and related inputs during the period and expanded disclosure of valuation levels for major security types. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which are significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances prices vary substantially over time or among brokered market makers.

Note 2 - Fair Value of Financial Instruments (cont'd)

Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities and debt securities sold, not yet purchased are carried at estimated fair value and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Company's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Repurchase agreements are short term and carrying value approximates fair value.

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Company's investments in debt securities and debt securities sold, not yet purchased by the fair value hierarchy levels as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Securities Owned				
Debt Securities	$ -	$ 47,212,348	$ -	$ 47,212,348
Securities Sold, Not Yet Purchased				
Debt Securities	$ -	$ 21,320,090	$ -	$ 21,320,090

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2011, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2011.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with its clearing broker-dealer, First Southwest Securities Company, to provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with its clearing broker dealer of $9,619,000. This trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required varies on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts.

The Company has a margin payable to the clearing broker-dealer of $9,718,590 at December 31, 2011. This payable balance fluctuates as the Company purchases and sells securities for its own account, through the clearing broker-dealer. Interest is calculated daily (1.625% at December 31, 2011), based on a fixed spread over the federal funds rate and paid monthly.

Note 4 - Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are collateralized financing agreements used to obtain financing for debt securities the Company owns. All repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (lender). The agreement gives the lender a right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were eleven repurchase transactions outstanding at December 31, 2011 with a total contracted repurchase liability of $16,066,530. The fair value of debt securities sold under agreement to repurchase totaled $17,568,801. These debt securities are held as collateral by the lender. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily, (0.30 to 0.70% at December 31, 2011), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Note 5 - Capital Stock

The total number of shares of all classes of stock the Company has the authority to issue is 30,000,000 shares, par value $.01 per share, divided into 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more series and in such amounts as determined by the Board of Directors. There are no series of Preferred Stock designated.

Two shareholders were each issued 500,000 options to purchase Common Stock at the month end book value when the options are exercised. The options expired December 31, 2011. During 2011, options to purchase 645,000 shares of common stock were exercised at $1 per share.

Note 6 - Dividends to Shareholders

The Company declared a dividend on the Common Stock of $760,923 to shareholders of record as of April 25, 2011. The dividends were paid on April 29, 2011.

The Company declared a dividend on the Common Stock of $626,262 to shareholders of record as of July 26, 2011. The dividends were paid on July 29, 2011.

The Company declared a dividend on the Common Stock of $652,335 to shareholders of record as of October 25, 2011. The dividends were paid on October 31, 2011.

The Company declared a dividend on the Common Stock of $314,588 to shareholders of record as of December 21, 2011. The dividends were paid on December 27, 2011.

Total dividends declared and paid on Common Stock during 2011, were $2,354,108.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $4,236,523 and $250,000, respectively. The Company's net capital ratio was 0.34 to 1.

Note 8 - Deferred Compensation Plan

The Company has a deferred compensation plan for certain traders. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and is paid in cash over the following two years. For the year ended December 31, 2011, the Company incurred deferred compensation expense of $6,989, which is recorded as compensation and related costs in the accompanying statement of income. At December 31, 2011, the Company has deferred compensation payable totaling $79,840, which is included in accrued commission payable in the accompanying statement of financial condition.

Note 9 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions vest immediately. For the year ended December 31, 2011, the Company match and profit sharing contributions totaled $0 and $374,000; respectively, and the Company incurred $2,646 in expenses related to the plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 10 - Income Taxes

The current federal income tax provision differs from the expense expected that would result from applying the Federal statutory rate to net income before income taxes, primarily due from net operating loss carry forwards, current year unrealized losses, non-taxable interest income and accelerated depreciation for income taxes. The provision for income taxes is comprised of the following:

Current expense:	
Federal	$ 1,072,387
States	44,896
	1,117,283
Deferred benefit:	
Federal	(400,000)
States	-
	(400,000)
Income taxes	$ 717,283

Note 10 - Income Taxes (cont'd)

Deferred income taxes reflect the net tax effects of the differences for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset as of December 31, 2011 are as follows:

Net operating loss carry forwards	$ 875,000
Deferred tax asset	875,000
Unrealized gain	(35,000)
Property and equipment - depreciation	(40,000)
Deferred tax liability	(75,000)
Valuation allowance	(160,000)
Net deferred tax asset	$ 640,000

The Company has a net operating loss carry forward of approximately $2.6 million available to offset future taxable income, which begins expiring in 2024. Due to the change of more 50% of the ownership of the Company on December 31, 2009, the future use of the net operating loss carry forward is limited to $249,600 a year. The Company also has an unrealized gain on securities at December 31, 2011, totaling approximately $100,000. The valuation allowance was reduced from $210,000 to $160,000 during the year.

Note 11 - Related Party Transactions

A related party regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. The Company incurred and paid administrative costs to this related party in the amount of $60,000 during the year.

The Company has a non-interest bearing, unsecured advance to an employee/shareholder totaling $79,644.

The Dallas, TX office is leased from an affiliate of a shareholder, currently on a month to month basis.

The Company has a software licensing agreement with a shareholder requiring the Company to pay $5,000 a month, expiring November 2012.

The Company has a related party customer with a margin debit balance requiring a net capital deduction. See Note 12, Contingencies.

Note 12 - Commitments and Contingencies

Operating Leases:

The Company leases branch office facilities in Encino, CA, Denver, CO, Boston, MA, Cornelius, NC, Midland Park, NJ, New York, NY, and Austin, TX, under non-cancellable operating lease agreements expiring at various times from 2012 thru 2017. The Company also has an office in Dallas, TX which is currently on month to month lease. Rent expense for the year totaled $257,227 and is reflected in the accompanying statement of income as occupancy and equipment costs.

The Company has a software licensing agreement with a shareholder requiring the Company to pay $5,000 a month, expiring November 2012. Software licensing expense for the year totaled $60,000 and is reflected in the accompanying statement of income as other expenses.

Future minimum lease commitments for each of the years ending December 31 are as follows:

2012	$ 314,619
2013	218,555
2014	186,149
2015	191,965
2016	162,314
2017	19,552
Total	$ 1,093,154

Contingencies:

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company has a related party customer with a margin debit balance held at the Company's clearing broker-dealer of approximately $3.2 million at December 31, 2011. An officer and a shareholder have pledged assets as collateral against a portion of the balance with a fair value of approximately $391,000. The Company has recorded a net capital deduction of approximately $2.5 million which is included in other deductions in Supplementary Schedule I, Computation of Net Capital. The related party customer makes monthly payments towards the debit balance to the clearing broker-dealer.

Note 13 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer. See Note 12, Contingencies.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 14 - Concentration of Credit Risk

The Company has a receivable, debt securities, trading deposit and a clearing deposit, due from and held by its clearing broker-dealer totaling $57,857,521 or approximately 97% of total assets at December 31, 2011.

The Company also has securities sold, not yet purchased and a payable to its clearing broker-dealer, totaling $31,038,682 or approximately 64% of total liabilities.

Note 15 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 27, 2012, the date the financial statements were available to be issued.

There are no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Supplementary Schedule I

NATIONAL ALLIANCE SECURITIES CORPORATION
Supplementary Information Pursuant to Rule 17a-5
December 31, 2011

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	11,096,986
Deductions and/or charges		
Non-allowable assets:		
Prepaid federal income tax		125,615
Advance to related party		79,644
Property and equipment, net		116,793
Other assets		102,922
Deferred tax asset		640,000
Other deductions/or charges		2,814,193
Total deductions and/or charges		3,879,167
Net capital before haircuts on securities positions		7,217,819
Haircuts on securities:		
Money market account		11,712
U.S. Government obligations		1,974,594
State and municipal obligations		136,203
Corporate obligations		857,452
Undue concentration		1,335
Total haircuts on securities		2,981,296
Net Capital	$	4,236,523
Aggregate indebtedness		
Accounts payable and accrued expenses	$	232,974
Accrued commissions payable		849,509
Profit sharing payable		374,000
Total aggregate indebtedness	$	1,456,483
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	3,986,523
Ratio of aggregate indebtedness to net capital		0.34 to 1

See accompanying independent auditor's report.

Supplementary Schedule I (continued)

NATIONAL ALLIANCE SECURITIES CORPORATION

December 31, 2011

Reconciliation of Computation of Net Capital

Net capital as originally reported by Company in Part II of Form X-17a-5 as of December 31, 2011 (unaudited)	$	4,419,806
Adjustments:		
Increase in accrued commissions payable		(4,093)
Decrease in other deductions /or charges		99,805
Increase in haircuts on securities		(278,995)
Net Capital	$	4,236,523

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirement

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
National Alliance Securities Corporation

In planning and performing our audit of the financial statements of National Alliance Securities Corporation (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 27, 2012

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
National Alliance Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by National Alliance Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating National Alliance Securities Corporation 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). National Alliance Securities Corporation's management is responsible for the National Alliance Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, (checks issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (there were no adjustments), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, (none), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048723 FINRA DEC
NATIONAL ALLIANCE SECURITIES CORPORATION 20*20
1605 LBJ FWY STE 710
DALLAS TX 75234-6099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 40,508

B. Less payment made with SIPC-6 filed (exclude interest) (20,535)

07/28/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 19,973

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 19,973

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,973

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Alliance Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 0/01, 2011
and ending 12/31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,898,362
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	488,609
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	488,609
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	695,380
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related ~~to t~~he securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 488,609	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	488,609
Total deductions	1,183,989
2d. SIPC Net Operating Revenues	$ 16,202,982
2e. General Assessment @ .0025	$ 40,508

(to page 1, line 2.A.)